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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No.    1)*

Universal Access Global Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91336M105

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336M105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Communications Ventures III, L.P. (“ComVentures III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
12,390,375 shares, except that ComVen III, L.L.C. (“CVIII”), the general partner of ComVentures III, may be deemed to have sole power to vote these shares, and David P. Helfrich (“Helfrich”), Clifford H. Higgerson (“Higgerson”), Michael Rolnick (“Rolnick”) and Roland A. Van der Meer (“Van der Meer”), the members of CVIII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
12,390,375 shares, except that CVIII the general partner of ComVentures III, may be deemed to have sole power to dispose of these shares, and Helfrich, Higgerson, Rolnick and Van der Meer, the members of CVIII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,390,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 91336M105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Communications Ventures III CEO & Entrepreneurs’ Fund, L.P. (“CV3CEF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
625,221 shares, except that CVIII, the general partner of CV3CEF, may be deemed to have sole power to vote these shares, and Helfrich, Higgerson, Rolnick and Van der Meer, the members of CVIII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
625,221 shares, except that CVIII, the general partner of CV3CEF, may be deemed to have sole power to dispose of these shares, and Helfrich, Higgerson, Rolnick and Van der Meer, the members of CVIII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,221

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 91336M105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ComVen III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
13,015,596 shares, of which 12,390,375 are directly owned by ComVentures III and 625,221 are directly owned by CV3CEF.  CVIII, the general partner of ComVentures III and CV3CEF, may be deemed to have sole power to vote these shares, and Helfrich, Higgerson, Rolnick and Van der Meer, the members of CVIII, may be deemed to have the shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.

7.

Sole Dispositive Power
13,015,596 shares, of which 12,390,375 are directly owned by ComVentures III and 625,221 are directly owned by CV3CEF.  CVIII, the general partner of ComVentures III and CV3CEF, may be deemed to have sole power to dispose of these shares, and Helfrich, Higgerson, Rolnick and Van der Meer, the members of CVIII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,015,596

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 91336M105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David P. Helfrich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
13,015,596 shares, of which 12,390,375 are directly owned by ComVentures III and 625,221 are directly owned by CV3CEF.  Helfrich is a member of CVIII, the general partner of ComVentures III and CV3CEF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
13,015,596 shares, of which 12,390,375 are directly owned by ComVentures III and 625,221 are directly owned by CV3CEF.  Helfrich is a member of CVIII, the general partner of ComVentures III and CV3CEF, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,015,596

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 91336M105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clifford H. Higgerson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
13,015,596 shares, of which 12,390,375 are directly owned by ComVentures III and 625,221 are directly owned by CV3CEF.  Higgerson is a member of CVIII, the general partner of ComVentures III and CV3CEF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
13,015,596 shares, of which 12,390,375 are directly owned by ComVentures III and 625,221 are directly owned by CV3CEF.  Higgerson is a member of CVIII, the general partner of ComVentures III and CV3CEF, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,015,596

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 91336M105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roland A. Van der Meer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,400 shares.

6.

Shared Voting Power
13,157,690 shares, of which 12,390,375 are directly owned by ComVentures III , 625,221 are directly owned by CV3CEF, 917 are owned by Van der Meer’s spouse in an Individual Retirement Account and 141,177 shares are owned by Strategic Timing Investors Corporation (“Strategic”).  Van der Meer is a member of CVIII, the general partner of ComVentures III and CV3CEF, and may be deemed to have shared power to vote the shares held by these entities.  Additionally, Van der Meer owns a controlling interest in Strategic and may be deemed to have shared power to vote the shares held by Strategic.

	7.	Sole Dispositive Power 12,400 shares.

8.

Shared Dispositive Power
13,157,690 shares, of which 12,390,375 are directly owned by ComVentures III , 625,221 are directly owned by CV3CEF, 917 are owned by Van der Meer’s spouse in an Individual Retirement Account and 141,177 shares are owned by Strategic Timing Investors Corporation (“Strategic”).  Van der Meer is a member of CVIII, the general partner of ComVentures III and CV3CEF, and may be deemed to have shared power to dispose of the shares held by these entities.  Additionally, Van der Meer owns a controlling interest in Strategic and may be deemed to have shared power to dispose of the shares held by Strategic.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,170,090

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 91336M105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael P. Rolnick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
13,015,596 shares, of which 12,390,375 are directly owned by ComVentures III and 625,221 are directly owned by CV3CEF.  Rolnick is a member of CVIII, the general partner of ComVentures III and CV3CEF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
13,015,596 shares, of which 12,390,375 are directly owned by ComVentures III and 625,221 are directly owned by CV3CEF.  Rolnick is a member of CVIII, the general partner of ComVentures III and CV3CEF, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,015,596

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Universal Access Global Holdings, Inc. (formerly known as Universal Access, Inc.)
	(b)	Address of Issuer's Principal Executive Offices 233 South Wacker Dr., Suite 600 Chicago, IL 60606

Item 2.
(a)

Name of Person Filing
This statement is filed by Communications Ventures III, L.P., a Delaware limited partnership (“ComVentures III”), Communications Ventures III CEO & Entrepreneurs’ Fund, L.P., a Delaware limited partnership (“CV3CEF”), ComVen III, LLC, a Delaware limited liability company (“CVIII”), and David P. Helfrich (“Helfrich”), Clifford H. Higgerson (“Higgerson”), Roland A. Van der Meer (“Van der Meer”) and Michael P. Rolnick (“Rolnick”), the members of CVIII.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

CVIII, the general partner of ComVentures III and CV3CEF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by ComVentures III and CV3CEF.  Helfrich, Higgerson, Van der Meer and Rolnick are members of CVIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by ComVentures III and CV3CEF.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: ComVentures 305 Lytton Avenue Palo Alto, California 94301

(c)

Citizenship
ComVentures III and CV3CEF are Delaware limited partnerships.  CVIII is a Delaware limited liability company.  Helfrich, Higgerson and Rolnick are United States citizens.  Van der Meer is a citizen of The Netherlands.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 91336M105. Note that the Issuer changed its CUSIP number in connection with its name change on October 29, 2001.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of ComVentures III and CV3CEF, and the limited liability company agreement of CVIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2001

Communications Ventures III, L.P.
By: COMVEN III, L.L.C., its General Partner

/s/ Roland A. Van der Meer
Roland A. Van der Meer
Member

Communications Ventures III CEO & ENTREPRENEURS’ FUND, L.P.
By: COMVEN III, L.L.C., its General Partner

/s/ Roland A. Van der Meer
Roland A. Van der Meer
Member

comven iii, L.L.C.

/s/ Roland A. Van der Meer
Roland A. Van der Meer
Member

DAVID P. HELFRICH

/s/ David P. Helfrich
David P. Helfrich

MICHAEL P. ROLNICK

/s/ Micheal P. Rolnick
Michael P. Rolnick

ROLAND A. VAN DER MEER

/s/ Roland A. Van der Meer
Roland A. Van der Meer

CLIFFORD H. HIGGERSON

/s/ Clifford H. Higgerson
Clifford H. Higgerson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Universal Access Global Holdings, Inc. shall be filed on behalf of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.